URON INC.
9449 Science Center Drive
New Hope, Minnesota 55428

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

AMENDMENT ON SCHEDULE 14F-1/A

NOTICE OF A
CHANGE IN THE COMPOSITION OF
THE BOARD OF DIRECTORS

December 21, 2007

This Amendment to Information Statement is being prepared to amend certain information contained in the Schedule 14F-1 filed by URON Inc., a Minnesota corporation, on December 14, 2007. References throughout this Amendment to the “Company,” “we,” “us” and “our” are to URON Inc. No vote or other action by our shareholders is required in response to this Amendment. Proxies are not being solicited.

INTRODUCTION

In the Information Statement dated December 14, 2007, the Company miscalculated the assumed number of shares of common stock that will be outstanding immediately after the merger (the “Merger”) discussed therein and contemplated by that certain Agreement and Plan of Merger and Reorganization by and among the Company, WFL Acquisition Corp., a Wyoming corporation and wholly owned subsidiary of the Company, and Wyoming Financial Lenders, Inc., a Wyoming corporation, dated as of December 13, 2007 (the “Merger Agreement”). This Amendment has been prepared to correct such error, and the entire section of the December 14, 2007 Information Statement captioned “Security Ownership of Certain Beneficial Owners and Management,” in its corrected form, is reproduced below. The changes reflect a 390,000-share increase in the total number of shares of common stock that are anticipated to be outstanding immediately after the consummation of the merger, together with corresponding changes to the projected beneficial ownership percentages of the persons and entities identified in the table.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned by:

•	those persons or groups known to us to currently beneficially own more than 5% of our common stock, or expected to beneficially own more than 5% of our common stock immediately after the Merger

•	each current director or executive officer of the Company, and each person that is expected to become a director or executive officer of the Company after the Merger, and

•	all current directors and officers (as a group), and all persons that are expected to become directors and officers after the Merger (as a group).

This information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including shares in the table below does not, however, constitute an admission that the named shareholder (or other beneficial owner) is a direct or indirect beneficial owner of those shares.

Except as indicated below, the individuals and entities listed below possess sole voting and investment power with respect to their shares. The business address of the current director, Mr. Donald Miller, is 9449 Science Center Drive, New Hope, Minnesota 55428. Except as otherwise provided, the business address of the persons that will become directors and executive officers after the completion of the Merger is similarly 9449 Science Center Drive, New Hope, Minnesota 55428.

	Before the Merger (1)		After the Merger (2)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (3)	Percent of Class	Number of Shares Beneficially Owned (3)	Percent of Class
Donald Miller	554,410	7.2%	55,441	*
Christopher Larson (4)	1,071,875	13.9%	1,071,875	13.5%
Steve Staehr	0	*	550,000(5)	6.9%
John Quandahl	0	*	400,000(6)	5.1%
Robert W. Moberly (7)	0	*	11,125,000	62.1%
James Mandel	0	*	0	*
John H. Klassen IV	0	*	0	*
Mark Houlton	0	*	0	*
All executive officers and directors as a group (4 persons prior to, and 7 people after, the consummation of the Merger)	1,626,285	18.5%	13,146,875	73.4%
Lantern Advisers, LLC 80 South Eight Street, Suite 900 Minneapolis, MN 55402	2,383,100	30.1%	638,310(8)	8.1%
WERCS, Inc. (9) 400 East First Street PO Box 130 Casper, WY 82602	0	*	11,125,000	62.1%
_________________________
* represents less than 1 percent.

(1)	Based on 7,710,250 common shares outstanding.

(2)
Based on a projected 7,921,025 common shares outstanding, after giving effect to the 1-for-10 reverse stock split that is to be effected on or about December 21, 2007 (which reverse stock split is a condition to the consummation of the Merger), the completion of an “Equity Financing,” as defined in the Merger Agreement (which financing is a condition to the consummation of the Merger), the issuance of an aggregate of 2,000,000 shares in connection with the exercise of options and warrants that are exercisable upon a change in control of the Company (i.e., the consummation of the Merger), and the issuance of 10,000,000 shares of “Series A Stock,” as defined in the original Information Statement dated December 14, 2007, which are convertible into 10,000,000 shares of common stock.

(3)
Beneficial ownership is determined in accordance with the rules of the SEC and includes general voting power or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the applicable record date, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options or warrants but are not deemed outstanding for computing the beneficial ownership percentage of any other person.

(4)
Mr. Larson became the Company’s Chief Executive Officer on November 29, 2007. Mr. Larson has the right to purchase 1,071,875 shares of common stock for an aggregate purchase price of $500,000, pursuant to the terms and conditions of a Common Stock Purchase Agreement by and between the Company and Mr. Larson, dated as of November 29, 2007. That agreement provides that the shares which Mr. Larson purchases thereunder will not be affected by the reverse stock split contemplated by, and required as a condition to the closing of the Merger under, the Merger Agreement.

(5)
Mr. Staehr became the Company’s Chief Financial Officer on November 29, 2007. Mr. Staehr has the right, through November 29, 2008, to purchase up to 550,000 shares of common stock at the exercise price of $0.01 per share, which right is not exercisable unless and until the Merger has been consummated.

(6)
Mr. Quandahl became the Company’s Chief Operating Officer on November 29, 2007. Mr. Quandahl has the right, through November 29, 2008, to purchase up to 400,000 shares of common stock at the exercise price of $0.01 per share, which right is not exercisable unless and until the Merger has been consummated.

(7)	Mr. Moberly is the Chief Executive Officer of Wyoming Financial Lenders, Inc., and the Chief Executive Officer of WERCS, Inc., the sole stockholder of Wyoming.

(8)
Lantern Advisers, LLC is a Minnesota limited liability company that is beneficially owned by Mr. Joseph A. Geraci, II. Lantern Advisers holds a five-year warrant to purchase up to 400,000 shares of common stock at the per-share price of $0.01, which warrant and right vests and becomes exercisable only upon a change in control of the Company (as defined therein).

(9)	WERCS, Inc. is a Wyoming corporation that is the sole stockholder of Wyoming Financial Lenders, Inc.

Important Note: This Amendment to Information Statement amends and supplements our original Information Statement dated December 14, 2007, should be read in conjunction therewith, and hereby incorporates such original document by reference.

By order of the Board of Directors

	/s/	Christopher Larson

Christopher Larson
Chief Executive Officer

Dated: December 21, 2007